Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-260828
Prospectus Supplement No. 6
(To Prospectus dated April 20, 2022)

SCIENCE 37 HOLDINGS, INC.

This Prospectus Supplement No. 6 (the "Prospectus Supplement") updates, amends and supplements the prospectus of Science 37 Holdings Inc. (the “Company,” “we,” “us,” and “our”), dated April 20, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260828). Capitalized terms used in this Prospectus Supplement No. 6 and not otherwise defined herein have the meanings specified in the Prospectus.
This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 11, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement.
This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
The Company’s common stock is listed on the Nasdaq Stock Market LLC under the symbol “SNCE.” On August 8, 2022, the closing price of our common stock was $2.24.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-39727
SCIENCE 37 HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-4278203
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
800 Park Offices Drive, Suite 3606 Research Triangle Park, North Carolina	27709
(Address of Principal Executive Offices)	(Zip Code)
Registrant's telephone number, including area code: (984) 377-3737
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Common Stock, $0.0001 par value per share	SNCE	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).Yes ☐ No ☒
As of August 4, 2022, there were 116,348,405 shares of the registrant’s common stock, par value $0.0001 per share, outstanding.

Science 37 Holdings, Inc.
Form 10-Q
For the Quarter Ended June 30, 2022

Part I - Financial Information
Item 1. Financial Statements
Science 37 Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	(unaudited)
(In thousands, except share data)	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$148,329	$214,601
Accounts receivable and unbilled services, net	13,173	10,699
Prepaid expenses and other current assets	7,810	7,403
Total current assets	169,312	232,703
Property and equipment, net	1,225	1,393
Operating lease right-of-use assets	1,519	2,086
Capitalized software, net	37,298	24,290
Other assets	152	326
Total assets	$209,506	$260,798

Liabilities, redeemable convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$9,238	$12,819
Accrued expenses and other liabilities	11,698	17,073
Deferred revenue	5,213	5,130
Total current liabilities	26,149	35,022
Non-current liabilities:
Deferred revenue	2,390	2,478
Operating lease liabilities	1,028	1,322
Other long-term liabilities	1,592	1,477
Long-term earn-out liability	2,500	98,900
Total liabilities	33,659	139,199
Commitments and Contingencies (Note 10)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value; 100,000,000 shares authorized, 0 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Stockholders’ equity:
Common stock, $0.0001 par value; 400,000,000 shares authorized, 116,252,431 and 114,991,026 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	12	11
Additional paid-in capital	338,825	323,666
Accumulated other comprehensive income	27	—
Accumulated deficit	(163,017)	(202,078)
Total stockholders’ equity	175,847	121,599
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$209,506	$260,798
The accompanying notes are an integral part of these condensed consolidated financial statements.

Science 37 Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share data)	2022	2021	2022	2021
Revenue	$19,275	$12,547	$37,961	$24,986

Operating expenses:
Cost of revenue	13,842	7,289	29,828	15,928
Selling, general and administrative	28,183	11,382	58,337	20,545
Depreciation and amortization	4,230	1,776	7,699	3,273
Total operating expenses	46,255	20,447	95,864	39,746
Loss from operations	(26,980)	(7,900)	(57,903)	(14,760)

Other income (expense):
Interest income	95	1	189	1
Sublease income	240	181	479	214
Change in fair value of earn-out liability	20,900	—	96,400	—
Other income (expense), net	(88)	3	(105)	4
Total other income (expense), net	21,147	185	96,963	219
Income (loss) before income taxes	(5,833)	(7,715)	39,060	(14,541)
Income tax expense (benefit)	—	—	(1)	—
Net income (loss)	$(5,833)	$(7,715)	$39,061	$(14,541)

Earnings (loss) per share:
Basic	$(0.05)	$(1.07)	$0.34	$(2.32)
Diluted	$(0.05)	$(1.07)	$0.31	$(2.32)
Weighted average common shares outstanding:
Basic	115,995	7,187	115,693	6,258
Diluted	115,995	7,187	126,185	6,258
The accompanying notes are an integral part of these condensed consolidated financial statements.

Science 37 Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Three and Six Months Ended June 30, 2022 and 2021
(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
(In thousands)	Shares	Amount	Shares	Amount
Balances at December 31, 2021	—	$—	114,991	$11	$323,666	$—	$(202,078)	$121,599
Stock-based compensation	—	—	—	—	7,557	—	—	7,557
Proceeds from option exercises	—	—	723	1	130	—	—	131
Net income	—	—	—	—	—	—	44,894	44,894
Balances at March 31, 2022	—	$—	115,714	$12	$331,353	$—	$(157,184)	$174,181
Stock-based compensation	—	—	—	—	7,103	—	—	7,103
Proceeds from option exercises	—	—	538	—	369	—	—	369
Net loss	—	—	—	—	—	—	(5,833)	(5,833)
Foreign currency translation	—	—	—	—	—	27	—	27
Balances at June 30, 2022	—	$—	116,252	$12	$338,825	$27	$(163,017)	$175,847

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
(In thousands)	Shares	Amount	Shares	Amount
Balances at December 31, 2020 (as previously reported)	41,587	$143,086	2,765	$1	$1,611	$—	$(107,747)	$(106,135)
Retroactive application of the recapitalization due to Merger[1]	33,908	—	2,255	—	—	—	—	—
Balances at December 31, 2020, effect of Merger[1]	75,495	$143,086	5,020	$1	$1,611	$—	$(107,747)	$(106,135)
Stock-based compensation	—	—	—	—	225	—	—	225
Proceeds from option exercises	—	—	919	—	332	—	—	332
Net loss	—	—	—	—	—	—	(6,826)	(6,826)
Balances at March 31, 2021	75,495	$143,086	5,939	$1	$2,168	—	$(114,573)	$(112,404)
Stock-based compensation	—	—	—	—	690	—	—	690
Proceeds from option exercises	—	—	2,214	—	806	—	—	806
Net loss	—	—	—	—	—	—	(7,715)	(7,715)
Balances at June 30, 2021	75,495	$143,086	8,153	$1	$3,664	$—	$(122,288)	$(118,623)
The accompanying notes are an integral part of these condensed consolidated financial statements.

________________________________
1 Historical shares and capital amounts have been retroactively adjusted for reverse recapitalization as described in Note 1 "Company Background and Basis of Presentation" to the audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Science 37 Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Six Months Ended June 30,
(In thousands)	2022	2021
Cash flows from operating activities:
Net income (loss)	$39,061	$(14,541)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,699	3,273
Non-cash lease expense related to operating lease right-of-use assets	567	878
Stock-based compensation	13,687	915
Gain on change in fair value of earn-out liability	(96,400)	—
Gain on foreign currency exchange rates	104	—
Provision for doubtful accounts	32	125
Changes in operating assets and liabilities:
Accounts receivable and unbilled services	(2,507)	4,937
Prepaid expenses and other current assets	(378)	(1,719)
Other assets	94	(142)
Accounts payable	(6,250)	(1,162)
Accrued expenses and other current liabilities	(5,879)	(2,814)
Deferred revenue	(5)	907
Operating lease liabilities	(294)	(605)
Other, net	115	945
Net cash used in operating activities	(50,354)	(9,003)
Cash flows from investing activities:
Payments related to capitalized software development costs	(16,228)	(6,117)
Purchases of property and equipment	(159)	(385)
Net cash used in investing activities	(16,387)	(6,502)
Cash flows from financing activities:
Proceeds from stock option exercises	472	1,133
Net cash provided by financing activities	472	1,133
Net decrease in cash and cash equivalents	(66,269)	(14,372)
Effect of foreign currency exchange rate changes on cash	(3)	—
Cash and cash equivalents, beginning of period	214,601	33,483
Cash and cash equivalents, end of period	$148,329	$19,111
Supplemental disclosures of non-cash activities
Balance in accounts payable, accrued expenses and other current liabilities, and capitalized stock-based compensation related to capitalized software and fixed asset additions	$(4,152)	$(948)
Right-of-use asset obtained in exchange for operating lease liabilities	$—	$(1,305)
Balance in prepaid expenses and other current assets related to stock option exercises	$28	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

1. Company Background and Basis of Presentation
Description of Business
Science 37 Holdings, Inc. and its subsidiaries (the "Company" or "Science 37”) is a leading provider of technology-based solutions that enable agile clinical trials and decentralized approaches on behalf of biopharmaceutical sponsors. The Company pioneered agile and decentralization methods and developed the industry’s first Agile Clinical Trial Operating System™ (“OS”) combining its unified technology platform, which orchestrates workflows, generates evidence and harmonizes data seamlessly, with its expansive centralized networks of patient communities, telemedicine investigators, mobile nursing, community providers, remote coordinators and data and devices. By making clinical research more accessible to patients and providers, the OS helps clinical research sponsors achieve faster patient enrollment, enable better patient retention and increase accessibility to representative patient populations. These improvements help accelerate the development of potentially life-saving treatments through faster study timelines and a more representative and diverse patient population. The Company operates under one reporting segment.
Unaudited Interim Financial Information
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the Company’s financial condition and results of operations have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2022. As such, the information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements of the Company, but does not include all the disclosures required by GAAP.
Reclassification
Certain previously reported amounts have been reclassified to conform to the current period presentation.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the periods presented. Significant estimates and assumptions are used for, but are not limited to: (1) revenue recognition, (2) allowance for doubtful accounts, (3) long-lived asset recoverability, (4) useful lives of long-lived assets, (5) stock-based compensation, and (6) fair value measurements, including the fair value of the contingent liability related to the Earn-Out Shares as further discussed in Note 2 "Business Combination".

Emerging Growth Company and Smaller Reporting Company Status
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use the extended transition period under the JOBS Act until such time the Company is not considered to be an EGC. The adoption dates are discussed in the section below to reflect this election.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The Company is also a smaller reporting company as defined in Item 10(f) of Regulation S-K. Smaller reporting companies may take advantage of scaled disclosure requirements, including, among other things, providing audited financial statements for two fiscal years, in contrast to other reporting companies, which must provide audited financial statements for three fiscal years. To the extent the Company takes advantage of such scaled disclosure requirements, it may make the comparison of its financial statements with other public companies difficult or impossible.
Accounting Pronouncements Recently Adopted
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (ASU 2019-12), which eliminates certain exceptions to the guidance in Income Taxes (Topic 740) related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted ASU 2019-12 effective January 1, 2021. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.
Accounting Pronouncements Issued but Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The standard replaces the incurred loss impairment methodology in current GAAP with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company does not expect the adoption of the guidance to have a material effect on the Company’s consolidated financial statements. This is primarily based on the Company’s assessment of historical credit losses, customers’ creditworthiness, and the fact that the Company’s trade receivables are short term in duration. The Company plans to adopt the provisions of ASU 2016-13 effective January 1, 2023.
2. Business Combination
On October 6, 2021, the Company consummated a merger (the “Merger”) with LifeSci Acquisition II Corp (“LSAQ”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 6, 2021. Pursuant to the Merger Agreement, the Company merged with LSAQ, with the Company treated as the accounting acquirer, LSAQ treated as the accounting acquiree and the Merger Transaction reflected as a reverse recapitalization. Under this method of accounting, the consolidated financial statements of Science 37, Inc. (“Legacy Science 37”) are the historical financial statements of the Company. The net assets of LSAQ were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and were consolidated with Legacy Science 37’s financial statements on the closing date of the Merger Transaction. The shares and net loss per share available to holders of Legacy Science 37’s common and preferred stock prior to the Merger Transaction have been retroactively adjusted as shares reflecting the exchange ratio of approximately 1.815 established in the Merger Agreement.
An aggregate of 30,858,261 shares of the Company’s common stock was issued to LSAQ public shareholders, the LSAQ Sponsor, and private placement (“PIPE”) investors as part of the transaction. As a result of the Merger Transaction, Legacy Science 37 shareholders received aggregate consideration of $233.5 million in 2021, including the PIPE financing, net of LSAQ shareholder redemptions and transaction costs.
In addition, former holders of shares of Legacy Science 37 preferred and common stock and former holders of options to purchase shares of Legacy Science 37 common stock are entitled to receive their respective pro rata shares of up to 12,500,000 additional shares of the Company’s Common Stock (the “Earn-Out Shares”) if certain triggering events are met within 3 years from the date of the Merger. For more information on the Merger transaction, please refer to Note 1 “Company Background and Basis of Presentation” and Note 3 “Business Combination” to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

3. Revenue from Contracts with Customers
Unsatisfied Performance Obligations
As of June 30, 2022, the aggregate amount of transaction price allocated to the unsatisfied performance obligations was $163.5 million. The Company expects to recognize this revenue over the remaining contract term of the individual projects, with contract terms generally ranging from one month to 9.1 years. The amount of unsatisfied performance obligations is lower than the potential contractual revenue since it excludes revenue that is constrained. Revenue amounts excluded due to constraints include those amounts under contracts that (i) are wholly unperformed in which the customer has a unilateral right to cancel the arrangement, or (ii) require the Company to undertake numerous activities to fulfill the performance obligations, including various activities that are outside of the Company’s control.
Timing of Billing and Performance
During the three and six months ended June 30, 2022, the Company recognized approximately $1.6 million and $4.1 million of revenue, respectively, that was included in the deferred revenue balance at the beginning of the periods. During the three and six months ended June 30, 2022, revenue recognized from performance obligations partially satisfied in previous periods was $2.4 million and $3.0 million, respectively. These cumulative catch-up adjustments primarily related to contract modifications executed in the current period, which resulted in changes to the transaction price and changes in estimates such as estimated total costs.
Accounts Receivable, Unbilled Services, and Deferred Revenue
Accounts receivable and unbilled services (including contract assets) consisted of the following:

(In thousands)	June 30, 2022	December 31, 2021
Accounts receivable	$12,324	$8,143
Unbilled services	1,150	2,825
Total accounts receivable and unbilled services	13,474	10,968
Allowance for doubtful accounts	(301)	(269)
Total accounts receivable and unbilled services, net	$13,173	$10,699
As of June 30, 2022 and December 31, 2021, contract assets of $1.2 million and $2.8 million, respectively, were included in unbilled services.
Deferred revenue as of both June 30, 2022 and December 31, 2021 was $7.6 million. Changes in the Company’s accounts receivable, unbilled services and deferred revenue balances were impacted by timing differences between the Company’s satisfaction of performance obligations under its contracts, achievement of billing milestones, and customer payments.
Revenue by Geography
Substantially all of the Company’s revenue for the three and six months ending June 30, 2022 and 2021 was derived from services performed within the United States. No other country represented more than 10% of total revenue for either period.

Concentration of Credit Risk
Financial assets that subject the Company to credit risk primarily consist of cash and cash equivalents, accounts receivable and unbilled services. Based on the short-term nature and historical realization of the financial assets, as well as the reputable credit ratings of the financial institutions holding the deposits, the Company believes it bears minimal credit risk.
For the three months ended June 30, 2022 and 2021, two and three customers individually (totaling 29.6% and 53.0% of revenues, respectively) accounted for greater than 10% of revenue. For the six months ended June 30, 2022 and 2021,

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

two and three customers individually (totaling 32.4% and 66.7% of revenues, respectively) accounted for greater than 10% of revenue.

As of June 30, 2022 and December 31, 2021, five and three customers individually (totaling 74.0% and 78.4% of accounts receivable, net, respectively) accounted for greater than 10% of accounts receivable, net.
4. Capitalized Software, net
For the six months ended June 30, 2022 and 2021, the Company capitalized $20.4 million and $7.1 million, respectively, of internal use software and recognized amortization expense of $7.4 million and $3.0 million, respectively.
Estimated amortization expense for the years ending December 31, 2022 through December 31, 2025 is as follows:

(In thousands)	Amortization Expense
Year:
2022 (excluding the six months ended June 30, 2022)	$8,514
2023	15,714
2024	11,519
2025	1,551
The following represents capitalized software balances as of June 30, 2022 and December 31, 2021:

	June 30, 2022			December 31, 2021
(In thousands)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$62,573	$(25,275)	$37,298	$42,192	$(17,902)	$24,290

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

5. Leases
The following table presents lease liability maturities and balance sheet classification as of June 30, 2022:

(in thousands)
Years Ending December 31,	Operating Leases
2022 (excluding the six months ended June 30, 2022)	$557
2023	674
2024	599
2025	138
2026	11
2027 and thereafter	—
Total future minimum lease payments	1,979
Less imputed interest	(152)
Total lease liability	$1,827

Balance Sheet classification of lease liabilities reported as of June 30, 2022:
Current liabilities: Accrued expenses and other liabilities	$799
Non-current liabilities: Operating lease liabilities	1,028
Total	$1,827
6. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consist of the following:

(In thousands)	June 30, 2022	December 31, 2021
Compensation, including bonuses, fringe benefits, and payroll taxes	$6,806	$11,611
Professional fees, investigator fees, and pass-through expenses	2,180	3,174
Current portion of operating lease liabilities	799	1,120
Commissions payable	1,359	1,168
Other	554	—
Total accrued expenses and other liabilities	$11,698	$17,073
7. Fair Value Measurements
Financial instruments, including cash and cash equivalents, are recorded at cost, which approximates fair value. Former holders of shares of Legacy Science 37 common stock were allocated Earn-Out Shares in connection with the completion of the Merger. These Earn-Out Shares are accounted for as a liability and require fair value measurement on a recurring basis. Due to the significant unobservable inputs that are required to value these shares, they are classified as Level 3 in the fair value hierarchy. Please refer to Note 11 "Earn-Out Shares" for additional details surrounding the valuation methodology for the Earn-Out Shares.
None of the Company’s non-financial assets or liabilities are subject to fair value measurement on a non-recurring basis. There were no transfers between fair value measurement levels during the six months ended June 30, 2022.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The following table summarizes the fair values of the Company’s assets and liabilities that are measured and reported at fair value on a recurring basis as of June 30, 2022:

(In thousands)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$142,324	$—	$—	$142,324
Total	$142,324	$—	$—	$142,324
Liabilities:
Earn-out liability related to shareholders	$—	$—	$2,500	$2,500
Total	$—	$—	$2,500	$2,500
The following table summarizes the fair values of the Company’s assets and liabilities that are measured and reported at fair value on a recurring basis as of December 31, 2021:

(In thousands)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$19,033	$—	$—	$19,033
Total	$19,033	$—	$—	$19,033
Liabilities:
Earn-out liability related to shareholders	$—	$—	$98,900	$98,900
Total	$—	$—	$98,900	$98,900
8. Earnings (Loss) Per Share
The following table presents the calculation of basic and diluted earnings (loss) per share for the Company’s common stock (as adjusted for the Merger Exchange Ratio as described in Note 2 "Business Combination" ):

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2022	2021	2022	2021
Numerator:
Net income (loss)	$(5,833)	$(7,715)	$39,061	$(14,541)
Denominator:
Basic weighted average common shares outstanding	115,995	7,187	115,693	6,258
Effect of dilutive securities:
Stock options	—	—	10,428	—
Restricted stock units			65
Diluted weighted average common shares outstanding	115,995	7,187	126,185	6,258
Earnings (loss) per share:
Basic	$(0.05)	$(1.07)	$0.34	$(2.32)
Diluted	$(0.05)	$(1.07)	$0.31	$(2.32)
Potential common shares that are considered anti-dilutive are excluded from the computation of diluted earnings per share. Potential common shares related to stock-based awards issued under stock-based compensation programs, preferred stock and warrants may be determined to be anti-dilutive based on the application of the treasury stock method. Potential common shares are also considered anti-dilutive in periods when the Company incurs a net loss. Earn-Out Shares are

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

contingent upon the price of the Company’s common stock over a specified period of time and the target stock prices have not been achieved as of the end of the reporting period.
The number of potential shares outstanding that were anti-dilutive and were excluded from the computation of diluted earnings per share, weighted for the portion of the period they were outstanding, were as follows (as adjusted for the Merger Exchange Ratio as described in Note 2 "Business Combination"):

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2022	2021	2022	2021
Redeemable convertible preferred stock	—	75,495	—	75,495
Stock options	27,413	14,509	16,321	15,151
Restricted stock units	321
Warrants	—	12	—	12
Earn-Out Shares	12,500	—	12,500	—
Total anti-dilutive shares	40,234	90,016	28,821	90,658
9. Related-Party Transactions
For the three and six months ended June 30, 2022, the Company had revenue of $2.1 million and $4.4 million, respectively, from Pharmaceutical Product Development, LLC (“PPD”), a wholly-owned subsidiary of Thermo Fisher Scientific, Inc. and a shareholder who beneficially owns 5% or more of the Company’s common stock. For the three and six months ended June 30, 2021, the Company had revenue of $3.6 million and $8.0 million, respectively, from PPD. In addition, as of June 30, 2022 and December 31, 2021, the Company had receivables of $1.7 million and $2.0 million, respectively, from PPD.
For the three and six months ended months ended June 30, 2021, the Company had revenue of $0.2 million and $0.3 million, respectively, from Novartis Pharma AG, who had a 50% ownership in dRX Capital AG, a shareholder who, until July 2021, had a minority interest in the Company and a seat on the Company’s Board of Directors. In July 2021, dRX Capital AG was dissolved and their interest in the Company was distributed to their owners. This dissolution and distribution did not cause any other shareholder of the Company to obtain a minority interest in the Company.
For both the three and six months ended June 30, 2021, the Company had revenue of $0.3 million from AlloVir a company in which Redmile Group, LLC has a minority interest. Entities affiliated with Redmile Group, LLC collectively own 5% or more of the Company’s common stock. The Company did not have revenue from AlloVir during the six months ended June 30, 2022.
10. Commitments and Contingencies
Legal Proceedings
The Company is subject to proceedings incidental to its business. The Company records accruals for claims, suits, investigations, and proceedings when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews these contingencies regularly and records or adjusts accruals related to such matters to reflect the impact and status of any settlements, rulings, advice of counsel or other information pertinent to a particular matter. Gain contingencies are not recognized. Legal costs associated with contingencies are expensed as incurred. Since these matters are inherently unpredictable, assessing contingencies is highly subjective and requires judgments about future events.
As of June 30, 2022, the Company had no material contingent losses recorded.
Please refer to Note 5 "Leases" for information regarding lease commitments and Note 11 "Earn-Out Shares" for information regarding the contingent obligation related to the Earn-Out Shares.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

11. Earn-Out Shares
In accordance with the Merger Agreement, former holders of shares of Legacy Science 37 common stock (including shares received as a result of the conversion of Legacy Science 37 preferred stock) and former holders of options to purchase shares of Legacy Science 37 are entitled to receive their respective pro rata shares of up to 12,500,000 Earn-Out Shares if, during the three years following the consummation of the Merger, the volume weighted average price of Science 37’s Common Stock for a period of at least 20 days out of 30 consecutive trading days:
i.is equal to or greater than $15.00, a one-time aggregate issuance of 5,000,000 Earn-Out Shares will be made (“Trigger 1”); and
ii.is equal to or greater than $20.00, a one-time aggregate issuance of 7,500,000 Earn-Out Shares will be made (“Trigger 2”).
As of December 31, 2021, the stockholders and option holders were estimated to receive approximately 10,914,421 and 1,585,579 Earn-Out Shares, respectively, based on the fully diluted capitalization table of Legacy Science 37. The fair value of the Earn-Out Shares was approximately $10.35 (Trigger 1) and approximately $8.20 (Trigger 2) per share as of December 31, 2021.
As of June 30, 2022, the stockholders and option holders are estimated to receive approximately 11,018,198 and 1,481,802 Earn-Out Shares, respectively. The fair value of the Earn-Out Shares was approximately $0.29 (Trigger 1) and approximately $0.18 (Trigger 2) per share as of June 30, 2022.
The estimated fair value of the Earn-Out Shares was determined using a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the earn-out Period using the most reliable information available. This valuation method falls into Level 3 fair value hierarchy for inputs used in measuring fair value and is based on inputs that are unobservable and significant to the overall fair value measurement. Unobservable inputs are inputs that reflect the Company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. To the extent that the valuation is based on models or inputs that are unobservable in the market, the determination of fair value requires management to exercise a high degree of judgment. Change in significant unobservable inputs could result in a higher or lower fair value measurement of the liability associated with of the Earn-Out shares. Assumptions used in the valuation were as follows:

	June 30, 2022	December 31, 2021
Stock price	$2.01	$12.47
Expected volatility	75.0%	55.0%
Risk-free interest rate	2.94%	0.91%
Forecast period (in years)	2.3	2.8
Former Science 37 Shareholders
The Company has determined that the contingent obligation to issue Earn-Out Shares to former Science 37 shareholders is not indexed to the Company's stock under ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity, and therefore equity treatment is precluded. The Triggering Event that determines the issuance of the Earn-Out Shares includes terms that are not solely indexed to the common stock of the Company and, as such, liability classification is required. For the six months ended June 30, 2022, there was a decrease in the fair value of the earn-out liability of $96.4 million, which was recorded as a gain in “Change in fair value of earn-out liability” within the consolidated statements of operations. In accordance with the Merger Agreement, Earn-Out Shares attributable to former Science 37 option holders who discontinue providing service before the occurrence of the Triggering Event are reallocated to the remaining eligible former stockholders and former option holders.

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The earn-out liability is recorded on the balance sheet as a non-current liability because potential payment of the liability will be settled in the Company’s common shares. The following table presents a reconciliation of changes in the carrying amount of the contingent earn-out liability classified as Level 3 fair value hierarchy using significant unobservable inputs for the six months ended June 30, 2022:

(In thousands)	Earn-Out Liability
Balance at December 31, 2021	$98,900
Change in fair value related to option holder forfeitures	172
Change in fair value related to share valuation inputs	(96,572)
Total change in fair value recognized in earnings	$(96,400)
Balance at June 30, 2022	$2,500
Former Science 37 Option Holders
The contingent obligation to issue Earn-Out Shares to former Science 37 option holders falls within the scope of ASC 718, Compensation - Stock Compensation, because the option holders are required to continue providing service until the occurrence of the Triggering Event(s). For the three and six months ended June 30, 2022, the Company recorded approximately $1.9 million and $3.8 million, respectively, in stock-based compensation expense related to the Earn-Out Shares. Approximately $3.4 million of unrecognized compensation expense was remaining at June 30, 2022, which is expected to be recognized over the remaining derived service period of 0.3 years (Trigger 1) and 0.7 years (Trigger 2).
12. Stock-Based Compensation
The Company has one equity-based compensation plan, the Science 37 Holdings, Inc. 2021 Incentive Award Plan (the “2021 Plan”) from which stock-based compensation awards can be granted to employees, consultants, and non-executive directors. Prior to the consummation of the Merger in the fourth quarter of 2021, the Company granted stock options to employees under the Science 37, Inc. 2015 Stock Option Plan (the “2015 Plan”). No further awards have been or will be made under the 2015 Plan following the effectiveness of the 2021 Plan. The 2021 Plan allows for the grant of awards in the form of: (i) incentive stock options; (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units (“RSUs”); (vi) dividend equivalents; and (vii) other stock and cash based awards.

In May 2022, the Company began granting RSUs to certain officers and employees, and to the Board of Directors. The RSUs are contingent upon continued service and vest over time in annual or bi-annual installments over the vesting period, which is typically 1 to 3 years. The fair value of the RSUs is based on the Company’s closing stock price on the grant date. The fair value of the RSUs is amortized straight-line over the vesting period.
The following table summarizes stock option awards outstanding as of June 30, 2022, as well as activity during the six months then ended:

(In thousands, except per share amounts)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2021	25,425	$5.30
Granted	4,137	10.93
Exercised	(1,261)	0.58
Forfeited	(1,743)	7.84
Outstanding at June 30, 2022	26,558	$6.24

Science 37 Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The following table summarizes RSU awards outstanding as of June 30, 2022, as well as activity during the six months then ended:

(In thousands, except per share amounts)	Number of RSUs	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Outstanding at December 31, 2021	—	$—
Granted	877	$3.51
Vested	—	$—
Forfeited	(10)	$3.79
Outstanding at June 30, 2022	867	$3.50	$3,035
As of June 30, 2022, the total unrecognized compensation expense related to outstanding RSU and stock option awards was $71.3 million, which the Company expects to recognize over a weighted-average period of 2.86 years.

The total amount of stock-based compensation expense recognized in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2022 and 2021 was as follows:

Statement of operations classification	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2022	2021	2022	2021
Cost of revenue (stock options)	$462	$162	$976	$217
Selling, general and administrative (stock options)	3,791	528	8,959	698
Selling, general and administrative (Earn-Out Shares)	1,877	—	3,752	—
Total stock-based compensation expense	$6,130	$690	$13,687	$915
Stock-based compensation expense recognized in the statements of operations may differ from the impact of stock-based compensation to additional paid in capital due to stock-based compensation capitalized as part of software development activities.
13. Income Taxes
The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2022. No U.S. Federal or material state income taxes are expected for 2022 and foreign income taxes are expected to be immaterial; as such, the provision for income taxes recorded as of June 30, 2022 was immaterial. Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that the Company will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, as of June 30, 2022 and December 31, 2021, the Company provided a full valuation allowance against its net deferred tax assets since as of that time, the Company could not assert that it was more likely than not that these deferred tax assets would be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SCIENCE 37 HOLDINGS, INC.
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. The following discussion should be read in conjunction with the Company’s condensed consolidated financial statements and notes thereto included elsewhere in this Quarterly Report on Form 10-Q and the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and other documents filed by us from time to time with the Securities and Exchange Commission (“SEC”). Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of Science 37, Inc. (“Legacy Science 37”) prior to the Merger and to Science 37 Holdings, Inc. following the closing of the Merger.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q are forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may” or “should” or, in each case, their negative or other variations or comparable terminology. They may appear in a number of places throughout this Quarterly Report on Form 10-Q, including Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and include statements regarding our future results of operations and financial position, business strategy, plans and prospects, existing and prospective products, research and development costs, timing and likelihood of success, and plans and objectives of management for future operations and results.
The forward-looking statements in this Quarterly Report on Form 10-Q are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may impact such forward-looking statements include:
•our ability to respond to general economic and financial market conditions, including fluctuations in currency exchange rates, economic instability and inflationary conditions, changes in regulatory environment and/or competitive factors;
•our limited operating history;
•our ability to raise additional funding to strengthen our core business, expand into additional markets and extend the reach of our operating system;
•potential loss or non-renewal of Science 37’s contracts, any delay in our customers’ clinical trials or non-payment by its customers for services that we have performed;
•our ability to recognize the anticipated benefits of the Merger (defined below);
•our dependence on the clinical trial market;
•our reliance on third parties for important products, services and licenses to certain technology and intellectual property rights;
•the continuing impact of the COVID-19 pandemic;
•political, legal and compliance, operational, regulatory, economic and other risks associated with the international expansion of our operations;
•risks related to our technology, intellectual property and data privacy practices;
•our exposure to geopolitical risks and changes in applicable laws and regulations;
•litigation and regulatory enforcement risks; and
•volatility in the trading price of our common stock.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and other risks and uncertainties discussed in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Furthermore, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

The forward-looking statements contained in this Quarterly Report on Form 10-Q are based on the Company’s current expectations and beliefs and are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, there can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You should read this Quarterly Report on Form 10-Q and the documents that we reference herein and have filed as exhibits to this Quarterly Report on Form 10-Q with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q. The forward-looking statements contained in this Quarterly Report on Form 10-Q relate only to events as of the date on which the statements are made. The Company will not and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as require by law.
Overview of Our Business and Services
Science 37 is a leading provider of technology-based solutions that enable agile clinical trials and decentralized approaches on behalf of biopharmaceutical sponsors. The Company pioneered agile and decentralization methods and developed the industry’s first Agile Clinical Trial Operating System™ (“OS”) combining its unified technology platform, which orchestrates workflows, generates evidence and harmonizes data seamlessly, with its expansive centralized networks of patient communities, telemedicine investigators, mobile nursing, community providers, remote coordinators and data and devices. By making clinical research more accessible to patients and providers, we believe that the OS helps clinical research sponsors achieve faster patient enrollment, enable better patient retention and increase accessibility to representative patient populations. We believe that these improvements help accelerate the development of potentially life-saving treatments through faster study timelines and a more representative and diverse patient population. The Company operates under one reporting segment.
Key Factors Affecting Our Performance

We review certain key performance measures, as discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics is useful to the Company’s investors because they are used to measure and model the performance of companies such as ours.

We derive our revenue primarily from contractual arrangements to enable and enhance clinical trials through technology and services as well as licensing our proprietary technology platform to a variety of life science institutions. Thus, the following factors have been important to our business and we expect them to impact our business, results of operations and financial condition in future periods:

Core business growth

Our sustained growth will require continued adoption and utilization of our products and service offerings by new and existing customers. Our revenue growth rate and long-term profitability are affected by our ability to expand our customer base through market penetration and drive broader adoption of our technology platform. Our financial performance will depend on our ability to attract, retain and sell additional solutions to our customers under favorable contractual terms.

Expansion into adjacent markets

Maintaining our growth will require additional expansion of our offerings across key verticals, including Contract Research Organization (“CRO”) partnerships, electronic clinical outcome assessment capabilities, real-world evidence, clinical care, and diversity in clinical research. Our financial performance will depend on our ability to continue to execute our expansion across these key verticals with favorable contractual terms.

Continued investment in growth

We plan to continue investing in our business, including our internally developed OS, so we can capitalize on our market opportunity and increase awareness of the value that can be realized with decentralized clinical trials. We also expect to continue to make focused investments in marketing to drive brand awareness, increase the number of opportunities and further penetrate the market. We also intend to make certain investments in our general and administrative functions as we scale to meet our reporting, compliance and other obligations as a public company. Although we expect these activities will negatively impact our results in the near term, we believe that these investments will contribute to our long-term growth and positively impact our business and results of operations.

Inflation
Our long-term contracts generally include inflation or cost of living adjustments for the portion of the services to be performed beyond one year from the contract date. In the event actual inflation rates are greater than our contractual inflation rates or cost of living adjustments, inflation could have a material adverse effect on our operations or financial condition.
Backlog and Net Bookings
Our backlog represents anticipated revenue for work not yet completed or performed (i) under signed contracts, letters of intent and, in some cases, bookings that are supported by other forms of written communication and (ii) where there is sufficient or reasonable certainty about the customer’s ability and intent to fund and commence the services within six months. Backlog and backlog conversion (defined as quarterly revenue for the period divided by opening backlog for that period) vary from period to period depending upon new authorizations, contract modifications, cancellations and the amount of revenue recognized under existing contracts.
We continually evaluate our backlog to determine if any previously awarded work is no longer expected to be performed. If we determine that previously awarded work is no longer probable of performance, we will remove the value from our backlog based on the risk of cancellation. We recognize revenue from these bookings as services are performed, provided the Company has received proper authorization from the customer. We exclude from backlog revenue that have been recognized and reported in the statement of operations.
Although an increase in backlog will generally result in an increase in future revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in revenue during a particular period. The timing and extent to which backlog will result in revenue depends on many factors, including the timing of commencement of work, the rate at which services are performed, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity, and phase of the studies. The Company’s contracts generally have terms ranging from several months to several years. In addition, delayed projects remain in backlog unless they are canceled. As a result of these and other factors, our backlog might not be a reliable indicator of future revenue and we might not realize all or any part of the revenue from the authorizations in backlog as of any point in time.
Net bookings represent new business awards, net of contract modifications, contract cancellations, and other adjustments. Net bookings represent the minimum contractual value for the initial planned duration of a contract as of the contract execution date. The minimum fixed fees, upfront implementation fees and technology and support fees are included in net bookings. Estimates of variable revenue for utilization in excess of the contracted amounts are not included in the value of net bookings. Net bookings vary from period to period depending on numerous factors, including customer authorization volume, sales performance and the overall outlook of the life sciences industry, among others.
Our backlog as of June 30, 2022 and 2021 was as follows:

(In thousands)	2022	2021	Change
Backlog	$181,831	$119,431	$62,400	52.2%
Our net bookings for the three months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30,
(In thousands)	2022	2021	Change
Net bookings	$25,357	$44,109	(18,752)	(42.5)%

Our net bookings for the three months ended June 30, 2022 were negatively impacted by a strategic shift in sales strategy to new business opportunities with a value greater than $10 million, which, on average, take 46% longer than comparable opportunities of less than $1 million to convert to bookings.
Components of Results of Operations
Revenue
The Company derives its revenue primarily from two sources: (i) contractual arrangements to enable and enhance clinical trials through technology and services, and (ii) licensing of its proprietary technology platform to a variety of life science institutions.
Total revenue are comprised of revenue from the provision of the Company’s decentralized services, including enhanced services from the use of the Company’s hosted proprietary software. Revenue also include reimbursable and out of pocket expenses provided for in the Company’s contracts with its customers.
See “Critical Accounting Policies and Estimates — Revenue Recognition,” below for a discussion of our revenue recognition policy.
Cost of Revenue
Cost of revenue include the direct costs to conduct the Company’s trials remotely and make available the Company’s technology solutions. Cost of revenue consist primarily of compensation, benefits, and other employee-related costs, including expenses for stock-based compensation, contract labor, trial advertising and marketing, investigator payments, and reimbursable out-of-pocket expenses directly related to delivering on the Company’s contracts. Cost of revenue is driven primarily by the number of clinical trials in which the Company is contracted, and it typically increases or decreases with changes in revenue but may fluctuate from period to period as a percentage of revenue due to project labor utilization and experience level mix of personnel assigned to projects, the type of services, changes to the timing of work performed and project inefficiencies, among other factors. Our business and operational models are designed to be highly scalable and leverage variable costs to support revenue-generating activities.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include costs related to sales, marketing, and administrative functions (including human resources, legal, finance, information technology and general management) such as compensation expense and benefits, including stock-based compensation, travel, professional services, facilities, recruiting and relocation, training, sales commissions.
Depreciation and Amortization
Depreciation and amortization represent the costs charged for the Company’s property, equipment and capitalized software development. We anticipate continued increase in investment in our technology platform to expand its capabilities and facilitate our customers realizing the full benefit of our offerings. The level and timing of investment in these areas could affect our depreciation and amortization expense in the future.
Other Income (Expense), net
Other income (expense), net, consists of interest income, sublease income, and change in the fair value of the earn-out liability.

Results of Operations
Comparison of the three and six months ended June 30, 2022 and 2021
The following table sets forth our unaudited condensed consolidated statements of operations data for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2022	2021	2022	2021
Revenue	$19,275	$12,547	$37,961	$24,986

Cost of revenue and operating expenses:
Cost of revenue	13,842	7,289	29,828	15,928
Selling, general and administrative	28,183	11,382	58,337	20,545
Depreciation and amortization	4,230	1,776	7,699	3,273
Total operating expenses	46,255	20,447	95,864	39,746
Loss from operations	(26,980)	(7,900)	(57,903)	(14,760)
Total other income (expense), net	21,147	185	96,963	219
Income (loss) before income taxes	(5,833)	(7,715)	39,060	(14,541)
Income tax expense (benefit)	—	—	(1)	—
Net income (loss)	$(5,833)	$(7,715)	$39,061	$(14,541)
Revenue
Revenue for the three and six months ended June 30, 2022 and 2021 was as follows:

	Three Months Ended June 30,
(In thousands)	2022	2021	Change
Revenue	$19,275	$12,547	$6,728	53.6%

	Six Months Ended June 30,
(In thousands)	2022	2021	Change
Revenue	$37,961	$24,986	$12,975	51.9%
For the three months ended June 30, 2022, our revenue increased by $6.7 million, or 53.6%, to $19.3 million, as compared to $12.5 million for the same period in 2021. For the six months ended June 30, 2022, our revenue increased by $13.0 million, or 51.9%, to $38.0 million, as compared to $25.0 million for the same period in 2021. These increases were primarily driven by volume growth seen in higher opening backlog at the beginning of the period as compared to the prior year, as well as from new bookings and associated revenue driven by continued growth in demand for our core offerings, decentralized clinical trial and clinical trial support solutions.
Cost of Revenue
Cost of revenue for the three and six months ended June 30, 2022 and 2021 was as follows:

	Three Months Ended June 30,
(In thousands)	2022	2021	Change
Cost of revenue	$13,842	$7,289	$6,553	89.9%
% of revenue	71.8%	58.1%

	Six Months Ended June 30,
(In thousands)	2022	2021	Change
Cost of revenue	$29,828	$15,928	$13,900	87.3%
% of revenue	78.6%	63.7%

For the three months ended June 30, 2022, cost of revenue increased by $6.6 million, or 89.9%, to $13.8 million, as compared to $7.3 million for the same period in 2021. For the six months ended June 30, 2022, cost of revenue increased by $13.9 million, or 87.3%, to $29.8 million, as compared to $15.9 million for the same period in 2021. These increases were primarily a result of revenue growth during the three and six months ended June 30, 2022. To support this growth, we incurred cost increases, primarily in compensation-related expenses to support growth in key verticals and market expansion and hosting fees for our proprietary operating system.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30,
(In thousands)	2022	2021	Change
Selling, general and administrative	$28,183	$11,382	$16,801	147.6%
% of revenue	146.2%	90.7%

	Six Months Ended June 30,
(In thousands)	2022	2021	Change
Selling, general and administrative	$58,337	$20,545	$37,792	183.9%
% of revenue	153.7%	82.2%
Selling, general and administrative expense increased by $16.8 million, or 147.6%, to $28.2 million for the three months ended June 30, 2022 as compared to $11.4 million for the same period in 2021. Selling, general and administrative expense increased by $37.8 million, or 183.9%, to $58.3 million for the six months ended June 30, 2022 as compared to $20.5 million for the same period in 2021. These increases in both periods were mainly due to investments to support continuing company growth and expenses related to becoming a publicly traded company in conjunction with the Merger. This resulted in increased headcount leading to increases in salaries and benefits, web services, software, and employee recruiting costs. Stock-based compensation expense also increased for the three and six months ended June 30, 2022 due to expenses associated with (i) the stock option issuances during 2021 with a fair value impacted by an increase in the value of the Company’s stock during 2021 in anticipation of the Merger, (ii) additional stock option issuances to new and existing employees, and (iii) the issuance of Earn-Out Shares (defined below) to existing Legacy Science 37 option holders in conjunction with the Merger. Sales commissions expense increased due to higher bookings and related revenue for the three and six months ended June 30, 2022 compared to the same periods in 2021.
Depreciation and Amortization
Depreciation and amortization expense for the three and six months ended June 30, 2022 and 2021 was as follows:

	Three Months Ended June 30,
(In thousands)	2022	2021	Change
Depreciation and amortization	$4,230	$1,776	$2,454	138.2%
% of revenue	21.9%	14.2%

	Six Months Ended June 30,
(In thousands)	2022	2021	Change
Depreciation and amortization	$7,699	$3,273	$4,426	135.2%
% of revenue	20.3%	13.1%
Depreciation and amortization expense increased by $2.5 million, or 138.2%, to $4.2 million for the three months ended June 30, 2022 as compared to $1.8 million for the same period in 2021. Depreciation and amortization expense increased by $4.4 million, or 135.2%, to $7.7 million for the six months ended June 30, 2022 as compared to $3.3 million for the same period in 2021. This increase in depreciation and amortization expense during both periods is attributable to amortization of the Company’s internally developed software year over year, consistent with our focus on continuous development of new features and functionality within our proprietary operating system.

Other Income (Expense)
The components of other income (expense), net were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2022	2021	2022	2021
Interest income	$95	$1	$189	$1
Sublease income	240	181	479	214
Change in fair value of earn-out liability	20,900	—	96,400	—
Other income (expense), net	(88)	3	(105)	4
Total other income (expense), net	$21,147	$185	$96,963	$219
Other income (expense) for the three and six months ended June 30, 2022 was income of $21.1 million and $97.0 million, respectively, as compared to income of $0.2 million for each of the same periods in 2021. This increase was primarily due to the recognition of $20.9 million and $96.4 million gain on change in fair value of the earn-out liability for the three and six months ended June 30, 2022, respectively.
Liquidity and Capital Resources
Key measures of our liquidity were as follows:

(In thousands)	June 30, 2022	December 31, 2021
Balance sheet data:
Cash and cash equivalents	$148,329	$214,601
Working capital	143,163	197,681
As of June 30, 2022, the Company had cash and cash equivalents of $148.3 million. For the three and six months ended June 30, 2022, the Company recorded net income (loss) of $(5.8) million (which included a non-cash gain of $20.9 million on revaluation of the earn-out liability) and $39.1 million (which included a non-cash gain of $96.4 million on revaluation of the earn-out liability), respectively, and used $50.4 million and $16.4 million of net cash in operating and investing activities, respectively, while financing activities provided $0.5 million and $1.1 million, respectively, of net cash. Cash outflows from operating activities are attributable primarily to losses from operations incurred in the three and six months ended June 30, 2022 and 2021. The Company has limited operating history and is in an early stage of growth, incurring significant costs in developing and commercializing its products and related services, while generating limited revenue from sales of its products and related services that are insufficient to cover operating costs. In addition, loss from operations for the three and six months ended June 30, 2022 includes administrative, compliance and other costs related to becoming a publicly traded company as a result of the Merger.
From inception through the consummation of the Merger, the Company had primarily been financed with net proceeds from the issuance of multiple series of redeemable preferred stock in the private market. In conjunction with the Merger, which was consummated on October 6, 2021, the Company received $200.0 million from the private placement of an aggregate of 20,000,000 newly-issued shares of common stock from leading institutional and strategic investors (the “PIPE financing”) to further fund the Company’s decentralized OS and extend into new adjacencies. As a result of the Merger and inclusive of the PIPE financing, the Company received $233.5 million, net of fees and expenses paid in connection with the closing of the Merger.
As of June 30, 2022, the Company’s principal source of liquidity was cash and cash equivalents provided from the Merger and the PIPE financing discussed above. The Company believes that the current cash balances will be adequate to support its working capital needs, capital expenditures and other currently anticipated liquidity requirements for at least the next twelve months.
Our future capital requirements will depend on many factors, including investments in growth and technology. To meet these future capital requirements, we may enter into arrangements to acquire or invest in complementary businesses, services, technologies and other assets, which may require us to seek additional equity or debt financing.

Cash and Cash Equivalents
Our cash flows from operating, investing, and financing activities were as follows:

	Six Months Ended June 30,
(In thousands)	2022	2021	Change
Net cash used in operating activities	$(50,354)	$(9,003)	$(41,351)
Net cash used in investing activities	(16,387)	(6,502)	(9,885)
Net cash provided by financing activities	472	1,133	(661)
Operating activities
Net cash used in operating activities for the six months ended June 30, 2022 was $50.4 million, consisting primarily of net income of $39.1 million, offset by changes in working capital of $15.1 million and net adjustments for non-cash items of $74.3 million. Changes in working capital were primarily due to decreases in accounts payable and accrued expenses as well as an increase in net receivables in line with revenue increases and contract deposits. Changes in working capital were impacted by the timing of vendor and employee payments. In April 2022, U.S. exempt employees transitioned from a paid time off ("PTO") to a flexible time off (“FTO”) policy with impacted employees receiving cash consideration of approximately $3.2 million for earned and accrued PTO which, as of March 31, 2022, had not been used under the previous policy. The Company paid the 2021 annual employee bonuses in March 2022 and the PTO to FTO transitional payments in May 2022. Net adjustments for non-cash items consisted primarily of a $96.4 million gain recorded from the change in fair value of the earn-out liability, partially offset by the stock-based compensation expense and depreciation and amortization.
Net cash used in operating activities for the six months ended June 30, 2021 was $9.0 million, consisting primarily of a net loss of $14.5 million and changes in working capital of $0.3 million, partially offset by net adjustments for non-cash items of $5.2 million. Changes in working capital were primarily due to a decrease in accounts payable and accrued expenses due to the timing of vendor payments as well as payment of the 2020 employee bonuses in March 2021 and an increase in prepaid expenses and other current assets related to capitalized commissions on higher net bookings compared to the same period in the prior year. These changes were partially offset by a decrease in accounts receivable due to the timing of vendor payments and customer receipts. Net adjustments for non-cash items primarily consisted of depreciation and amortization.
Investing activities
Net cash used in investing activities for the six months ended June 30, 2022 was $16.4 million, consisting of $16.2 million in payments related to capitalized software development costs and $0.2 million in purchases of property and equipment.
Net cash used in investing activities for the six months ended June 30, 2021 was $6.5 million, consisting of $6.1 million in payments related to capitalized software development costs and $0.4 million in purchases of property and equipment.
Increase in cash used in investing activities for the six months ended June 30, 2022 compared to 2021 reflects the Company’s continued focus on the development of new features and functionality within our OS.
We expect to make expenditures for additions and enhancements to our proprietary technology platform and for purchases of property and equipment. The amount, timing and allocation of capital expenditures are largely discretionary and within management’s control. Depending on market conditions, we may choose to defer a portion of our budgeted expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe have the highest expected returns and potential to generate cash flow.
Financing activities
Net cash provided by financing activities was $0.5 million and $1.1 million for each of the six months ended June 30, 2022 and 2021, respectively, consisting of cash received from stock option exercises in each period.
Contractual Obligations and Commitments

Except as set forth in Note 5 "Leases" and Note 11 "Earn-Out Shares" of the notes to our condensed consolidated financial statements included in Part I, Item 1 in this Quarterly Report on Form 10-Q, there have been no material changes outside the ordinary course of business to our contractual obligations and commitments as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 22, 2022.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While our significant accounting policies are more fully described in Note 2 “Summary of Significant Accounting Policies” of our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective, and complex judgments.
Revenue Recognition
The majority of our contracts are service contracts for clinical trial support that represent a single performance obligation. Science 37 provides a significant integration service resulting in a combined output, which is clinical trial data that meets the relevant regulatory standards and can be used by the customer to progress to the next phase of a clinical trial or solicit approval of a treatment by the applicable regulatory body. The performance obligation is satisfied over time as the output is captured in data and documentation that is available for the customer to consume over the course of the arrangement and furthers progress of the clinical trial. We recognize revenue over time using a cost-based input method since there is no single output measure that would fairly depict the transfer of control over the life of the performance obligation. Progress on the performance obligation is measured by the proportion of actual costs incurred to the total costs expected to complete the contract. Costs included in the measure of progress include direct labor and third-party costs (such as payments to investigators and other pass-through expenses related to clinical activities). This cost-based method of revenue recognition requires us to make estimates of costs to complete projects on an ongoing basis. Significant judgment is required to evaluate assumptions related to these estimates as they are based on various assumptions to project future outcomes of events that often span several years. The effect of revisions to estimates related to the transaction price or costs to complete a project are recorded in the period in which the estimate is revised. Most contracts may be terminated upon 30 to 90 days’ notice by the customer; however, in the event of termination, most contracts require payment for services rendered through the date of termination, as well as for subsequent services rendered to close out the contract.
Capitalized Software and the Recognition of Related Amortization to Expense
Science 37’s internal use proprietary software organizes workflows, captures real-time evidence, and harmonizes data during clinical trial support or enhancement. As such, we capitalize software development costs related to the development of our proprietary platform in accordance with ASC Topic 350-40, Internal Use Software. Capitalized software is recorded at cost less accumulated amortization. Costs incurred during the development stage are capitalized and consist of payroll labor and benefits, to the extent of time spent directly on the development of software, and external direct costs of materials and labor. Payroll and benefits are allocated based on the percentage of technical employees’ time spent directly on the software which involves some level of estimation. Vacation, holidays, sick time, extended leave, training, and administrative meetings are considered and excluded from the percent capitalized. Training and maintenance costs are expensed as incurred. Amortization commences once the respective assets are placed into service. The amortization of these capitalized software costs for internal use proprietary software is included in depreciation and amortization over an estimated life of three years. The determination of the useful life for capitalized software involves some level of judgment. Amortization expense can be affected by various factors, including new software releases, acquisitions or divestitures of software, and/or impairments.
The Company reviews capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected undiscounted future cash flow from the use of the capitalized software and its eventual disposition is less than the carrying value, an impairment loss is recognized and measured using the fair value of the related asset. No impairments were recognized for the three and six months ended June 30, 2022 or 2021.
Stock-Based Compensation
We recognize the cost of stock-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. We reverse previously recognized costs for unvested awards in the period that forfeitures occur. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:
•Expected Term—We use the simplified method when calculating the expected term due to insufficient historical exercise data.
•Expected Volatility—Given the limited market trading history of our common stock, volatility is based on a benchmark of comparable companies within the traditional CRO and health technology industries.
•Expected Dividend Yield—We have not paid any cash dividends on common stock and do not anticipate doing so in the foreseeable future.
•Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.
Prior to the Merger, due to the absence of an active market for Legacy Science 37’s common stock, the fair value of the common stock for purposes of determining the common stock price for stock option grants was determined by Legacy Science 37’s Board of Directors. Legacy Science 37’s Board of Directors set the exercise price of stock options at least equal to the fair value of its common stock on the date of grant. Legacy Science 37’s Board of Directors exercised judgment while considering numerous objective and subjective factors in order to determine the fair market value on each date of grant in accordance with the guidance in the American Institute of Certified Public Accountants Technical Practice Aid entitled, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, including the receipt of a valuation prepared by an independent third party with extensive experience valuing common stock of privately held companies.
Earn-Out Shares
Former holders of shares of Legacy Science 37 common stock (including shares received as a result of the conversion of Legacy Science 37 preferred stock) and former holders of options to purchase shares of Legacy Science 37 are entitled to receive their respective pro rata shares of up to 12,500,000 additional shares of the Company’s common stock (the “Earn-Out Shares”) if, during the three years following the consummation of the Merger (the “Earn-Out Period”), the volume weighted average price of the Company’s common stock for a period of at least 20 days out of 30 consecutive trading days (each, a “Triggering Event”):
•is equal to or greater than $15.00, a one-time aggregate issuance of 5,000,000 Earn-Out Shares will be made; and
•is equal to or greater than $20.00, a one-time aggregate issuance of 7,500,000 Earn-Out Shares will be made.
In respect of former holders of Legacy Science 37 options, receipt of the Earn-Out Shares is subject to continued services to the Company or one of its subsidiaries at the time of the applicable Triggering Event. If there is a change of control of Science 37 during the Earn-Out Period that will result in the holders of common stock receiving a per share price equal to or in excess of any Triggering Event threshold, then immediately prior to such change of control, any Triggering Event that has not previously occurred shall be deemed to have occurred and Science 37 shall issue the Earn-Out Shares to the former holders of shares of Legacy Science 37 Common Stock and former holders of Legacy Science 37 options in accordance with their respective pro rata shares. The estimated fair value of the Earn-Out Shares was determined using a Monte Carlo simulation valuation model using a distribution of potential outcomes over the Earn-Out Period using the most reliable information available.
The Company determined that the contingent obligation to issue Earn-Out Shares to existing Legacy Science 37 shareholders is not indexed to the Company's stock under ASC Topic 815-40 and therefore equity treatment is precluded. The Triggering Event(s) that determine the issuance of the Earn-Out Shares include terms that are not solely indexed to our common stock, and as such liability classification is required. Equity-linked instruments classified as liabilities are recorded at their estimated fair value on the date of issuance and are revalued at each subsequent balance sheet date, with fair value changes recognized in other income (expense), net in the accompanying statements of operations and comprehensive income (loss).

The Company determined that the contingent obligation to issue Earn-Out Shares to existing Legacy Science 37 option holders falls within the scope of ASC Topic 718, Compensation - Stock Compensation, because the option holders are required to continue providing service until the occurrence of the Triggering Event(s). The fair value of the option holder Earn-Out Shares is recorded as stock-based compensation on a straight-line basis over the derived service period determined using the Monte Carlo simulation valuation model and recognized in selling, general and administrative expenses in the accompanying consolidated statements of operations.
Emerging Growth Company Status
Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.
The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. The Company expects to remain an emerging growth company at least through the end of 2022 and expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Recent Accounting Pronouncements
For a discussion of recent accounting pronouncements, see Note 1 "Company Background and Basis of Presentation" to the condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Under SEC rules and regulations, because we are considered to be a “smaller reporting company”, we are not required to provide the information required by this item.
Item 4. Controls and Procedures
Limitations on Effectiveness of Disclosure Controls and Procedures
In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of the disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.
Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting, as identified in connection with the evaluation required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, during the fiscal quarter ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information
Item 1. Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows.
Item 1A. Risk Factors
The Company’s risk factors are described in Part I, Item 1A, “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. These factors could materially, adversely affect our business, financial condition, liquidity, results of operations and capital position, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Quarterly Report on Form 10-Q. There have been no material changes to the Company’s risk factors since the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 as filed with the SEC on March 22, 2022.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Sales of Unregistered Equity Securities
None.

Purchases of Equity Securities
The Company did not repurchase shares of its common stock during the three months ended June 30, 2022.
Item 3. Defaults Upon Senior Securities
Not applicable.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.

Item 6. Exhibits
The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

Incorporated by Reference (Unless Otherwise Indicated)
Exhibit Number	Description of Exhibit	Form	Exhibit	Filing Date
2.1#	The Agreement and Plan of Merger dated as of May 6 2021, by and among LifeSci Acquisition II Corp., LifeSci Acquisition II Merger Sub, Inc. and Science 37, Inc.	8-K	2.1	May 7, 2021
31.1	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			*
31.2	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			**
101.INS	Inline XBRL Instance Document.			*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.			*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.			*
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.			*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			*
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).			*
________________________
*        Filed herewith.
**        Furnished herewith.
#    Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Signatures
Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCIENCE 37 HOLDINGS, INC.

Date:	August 11, 2022		/s/ David Coman
		Name:	David Coman
		Title:	Chief Executive Officer
(Principal Executive Officer)

Date:	August 11, 2022		/s/ Mike Zaranek
		Name:	Mike Zaranek
		Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)